

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 22, 2008

Mr. D. Bruce Horton
Chief Financial Officer
Morgan Creek Energy Corp.
5050 Quorum Drive, Suite 700
Dallas, Texas 75254

> **Re:** **Morgan Creek Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 000-52139**

Dear Mr. Horton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page 34

1. We note that the audit opinion of Dale Matheson Carr-Hilton Labonte LLP, the predecessor auditor, covers your financial statements as of and for the years ended December 31, 2006 and 2005 and for the period from inception (October 19, 2004) to December 31, 2006.

We also note that De Joya Griffith & Company, LLC, the successor auditor, covers your financial statements as of and for the year ended December 31, 2007 and states in its opinion that "…in so far as it relates to the amounts included in the year ended December 31, 2006, is based solely on the report of other auditors." However, it does not refer to the report of the other auditor in expressing its opinion. In addition, its opinion only covers your financial statements as of and for the year ended December 31, 2007, with no reference to the period from inception (October 19, 2004) to December 31, 2007.

If the successor auditor relies on the report of the predecessor auditor in expressing its opinion, the successor auditor should follow the reporting guidance in AU Section 543.09. If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited. Otherwise, these should be referred to in the auditor's report. A revised report from the successor auditor would be appropriate.

Disclosure Controls and Procedures, page 50

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. We note that you disclose on page 50 that your disclosure controls and procedures were not effective as of December 31, 2007. However, you disclose on page 51 that your disclosure control and procedures were effective as of December 31, 2007. Please resolve this inconsistency.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 4 Stockholders' Equity/Deficit, page 10

4. We note that the number of warrants presented in your table do not appear to reflect the effect of your stock split. This presentation is not consistent with having retroactively adjusted the share activity to reflect the stock split as required. Similarly, the number of restricted shares of your restricted common stock mentioned on page 17 under "Material Commitments" section of the "Management's Discussion and Analysis of Financial Condition or Plan of Operation" do not appear to reflect the effect of your reverse stock split. We would ordinarily expect all share and per share references in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

Disclosure Controls and Procedures, page 18

5.   We note your statement that there have been no changes in your internal controls over financial reporting *during the nine-month* period ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

       Sincerely,

       Karl Hiller
       Branch Chief